November 23, 2018

John Thatch
Chief Executive Officer
Sharing Services, Inc.
1700 Coit Road, Suite 100
Plano, Texas 75075

       Re: Sharing Services, Inc.
           Registration Statement on Form 10
           Filed October 29, 2018
           File No. 000-55997

Dear Mr. Thatch:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Registration Statement on Form 10

General

1. Please provide information and an analysis under Section 3 of the Investment Company
      Act of 1940 (the "Company Act") with respect to whether the Company is an investment company. In particular, please identify and explain (including a detailed calculation on an unconsolidated basis) what assets held by the Company are `investment securities' for the purposes of Section 3 of the Company Act, as well as identifying the percentage of the value of the Company's total assets that are `investment securities.' Please note that we may refer your response to the Division of Investment Management for further review.
2. Please provide further information regarding the interests you hold in your recent acquisitions, including the current ownership percentage, any potential or planned increases in ownership, and your analysis as to whether interests in any of those acquisitions subject you to the Company Act.
 John Thatch
FirstName LastNameJohn Thatch
Sharing Services, Inc.
Comapany 23, 2018
November NameSharing Services, Inc.
November 23, 2018 Page 2
Page 2
FirstName LastName
3. We note that in your disclosure you stated that you "intend to continue to make strategic acquisitions of and purchases of equity interests in businesses that complement [your]
         business competencies and growth strategy." Please provide us with a detailed analysis as to whether these acquisitions will subject you to the Company Act.
212 Technologies, page 2

4. Please describe the intellectual property rights referenced in this section.
Business Segments, Geographic Area Information and Seasonality, page 4

5. We note the references to disclosure in your 10-K in this section and elsewhere in your filing, including in your Managements Discussion and Analysis section. If you elect to incorporate disclosure by reference into this filing please revise to comply with the requirements of Securities Exchange Act rule 12b-23(b).
Compensation Plan, page 7

6. Please expand your disclosure in this section to describe clearly the range and circumstances of compensation commissions and bonuses payable to your Elepreneurs and the several ways Elepreneurs are compensated referenced in the last sentence. We may have further comment. In addition, please file the Elepreneurs Agreement and any other agreements regarding the contractual relationship between the company and the
         Elepreneurs and the compensation of the Elepreneurs as exhibits. Regulation of Personal Care and Nutritional Food Products, page 8

7. We note your disclosure that your products are regulated by the U.S. Food and Drug
         Administration. Please clarify how your products are regulated by the FDA including whether any approvals by the FDA are required before marketing or selling your products. If such approvals are required please clarify their status. Strategic Partnerships, page 8

8. Please identify your principal suppliers as required by Item 101(h)(4)(v) of Regulation S-
         K.
Debt, page 16

9. Please revise to disclose the material terms of the various convertible debt transactions listed in the table on page 35, including the duration, interest rate, and terms governing the conversion of this debt.
Security Ownership of Certain Beneficial Owners and Management, page 17

10. We note the disclosure on page 11 that the convertible preferred stock have voting rights equal to or senior to the voting rights of the common stock. Please clarify the voting
 John Thatch
FirstName LastNameJohn Thatch
Sharing Services, Inc.
Comapany 23, 2018
November NameSharing Services, Inc.
November 23, 2018 Page 3
Page 3
FirstName LastName
         rights of the various classes of securities and disclose the conversion features of the preferred stock. In addition, please revise the beneficial ownership table to clearly reflect the percent of ownership of the voting class, in light of the preferred stock conversion feature. Lastly, please disclose the control person(s) for each entity in the table.
Summary Compensation Table, page 20

11. Please reconcile the amounts disclosed in the table with the amounts in the narrative following the table. For example, it is unclear how John Thatch received a salary of
         $80,000 for the fiscal year ended April 30, 2018 if he was being paid $20,000 a month and his compensation started in March 2018. Similarly, it is unclear how the total for Frank
         Walters salary was determined. Also, reconcile the Director Compensation table with the footnote. We also note that the warrants and/or options issued to Messrs. Thatch and
         Walters are not included in the summary compensation table. Lastly, please discuss the nature of the all other compensation included in the table.
Certain Relationships and Related Transactions , page 22

12. Please reconcile the $18,750,000 dividend to related parties for the acquisition of Four
         Oceans with the 20,000,000 shares of Series A Preferred Stock issued to Bear Bull as discussed in Note 11 to the quarterly financial statements on page 37. Market Price of the Registrant's Common Equity, page 22

13. Please revise the references to the Nasdaq Stock Market here and elsewhere in your filing to reflect that your shares are quoted on the OTCQB or advise. Also, clarify the references to inception throughout your filing as this does not appear to be the date the company was established.
Recent Sales of Unregsitered Securities, page 24

14. Please state the facts relied upon to make the exemption available for the issuances of your Series C Convertible Preferred securities. Also, revise to address the common stock issuances disclosed on page 15. Refer to Item 701(d) of Regulation
S-K.
Item 13. Financial Statements and Supplementary Data, page 26

15. Please provide your audited financial statements as of April 30, 2018 and for the period from May 5, 2017 (date of inception) to April 30, 2018. In addition, please provide relevant management's discussion and analysis of financial condition and results of operations as required by Item 303 of Regulation S-K. If you elect to incorporate by reference, please revise to comply with the requirements of Securities Exchange Act Rule
         12b-23(b).
16. Please provide condensed statements of changes in stockholders' equity and noncontrolling interest for the current and comparative year-to-date periods with subtotals
 John Thatch
Sharing Services, Inc.
November 23, 2018
Page 4
         for each interim period. Please refer to Rule 8-03(a)(5) of Regulation S-X.
Note 2 - Summary of Significant Accounting Policies, page 30

17. We note from your disclosure that you earn revenue from the sale of products and from subscription based services. In addition, it appears from your disclosure on page 5 that you have a 30 day money back guarantee and a potential restocking fee. Please provide the disclosures required under ASC 606-10-50.
18. We note from your disclosure in Note 15 of your Form 10-K filed on July 30, 2018 that you have two reportable segments, health and wellness products and other. Please provide the disclosures required under ASC 280-10-50-32.
Note 6 - Investments in Unconsolidated Entities, page 33

19. We note that you have investments in several entities that range in ownership percentages from 24% to 40%. Please provide the disclosures required under ASC 323-10-50.
Note 13 - Commitments and Contengencies
Acquisition-related Commitments, page 38

20. Your disclosure here states you provided cash advances to Hyten in the amount of
         $540,000. This does not appear to be consistent with your disclosure on page 15 which states you provided cash advances of $655,789. Please clarify or revise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Steve Lo at 202-551-3394 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Pamela Howell, Special Counsel at 202-551-3357 with any other questions.



                                                              Sincerely,
FirstName LastNameJohn Thatch
                                                              Division of
Corporation Finance
Comapany NameSharing Services, Inc.
                                                              Office of
Beverages, Apparel and
November 23, 2018 Page 4                                      Mining
FirstName LastName